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                                                                  EXHIBIT (a)(8)

                      [LETTERHEAD OF CCL INDUSTRIES INC.]


CCL INDUSTRIES INC. (TORONTO)
Stock Symbol: TSE & ME - CCQ
for release: June 17, 1997


                   CCL TO ACQUIRE SEDA SPECIALTY PACKAGING
                               FOR $225 MILLION


TORONTO, June 17, 1997 -- The Board of Directors of CCL Industries Inc. and SEDA Specialty Packaging Corp. (NASDAQ: SSPC) announced today that they have signed an agreement for the purchase of SEDA by CCL. Valued at $225 (Cdn.) million, the transaction brings together two of North America's leading producers of specialty packaging for personal care products. The acquisition will be accomplished by a cash tender offer for SEDA shares at U.S. $29.00 per share.
It will be financed primarily with debt. Subject to regulatory approval, the transaction is expected to be completed by the end of July, 1997.

This major acquisition is consistent with CCL's strategy to grow its specialty packaging segment, expand its core businesses into higher growth and new geographic markets, and add value to its products and services.

With 1997 sales expected to be approximately $100 million (Cdn.), SEDA is a leading North American manufacturer of flexible plastic tubes, lined and liner-less plastic caps and closures, tamper-evident closures, dispensing closures, single and double-wall jars, bottles and related items. Its clients include major producers and marketers of personal care products, cosmetics, foods and beverages, pharmaceuticals, and household and industrial products. SEDA has over 450 employees at manufacturing facilities in Los Angeles, California and Plattsburgh, New York.

"The transaction leverages our capabilities for growth," said Wayne McLeod, President and CEO of CCL. "Through our Container Manufacturing Division, comprised of Advanced Monobloc and Victor Tube, we are already the North American market leader in aluminum aerosol cans and aluminum tubes. The addition of SEDA to this division provides substantial manufacturing synergies, as well as a platform on which we intend to build a leading market position in the plastic specialty packaging business. We will come out of this acquisition with a company that has a full complement of strengths in manufacturing, marketing and distribution in specialty plastic packaging."


                                    -more-


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CCL Announces
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Shawn Sedaghat, Chairman, President and CEO of SEDA will continue to lead the
SEDA Packaging business which will become a part of CCL's Container Manufacturing Division.

"The scale of the combined businesses will provide us with entry into many markets worldwide which were previously difficult to penetrate because of our size and lack of international production facilities," Mr. Sedaghat said. "Further, our proven manufacturing expertise should increase the profitability of CCL's existing product lines. We anticipate that this combination will provide a greatly enhanced ability to successfully accomplish key strategic acquisitions."

With sales over one billion dollars, CCL is a leading international supplier of manufacturing services and specialty packaging products for the non-durable consumer products market. Through its international network of 34 production facilities and with over 6,700 employees, CCL provides comprehensive formulation and manufacturing services, labels, and aluminum specialty containers, to marketers of well-known brand cosmetic, personal care, pharmaceutical, household and specialty food products.

FOR FURTHER INFORMATION:

Mel Snider
Senior Vice-President, Finance and Administration
(416) 756-8508